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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT
(PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

ERGO SCIENCE CORPORATION
(Name of Issuer)

ERGO SCIENCE CORPORATION
WILLIAM T. COMFORT III
(Name of Person(s) Filing Statement)

COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

29481Q-10-9
(CUSIP Number of Class of Securities)

Charles E. Finelli
Chief Executive Officer
790 Turnpike Street
North Andover, Massachusetts 01845
(978) 688-8833
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Person(s) Filing Statement)

COPIES TO:
Michael D. Wortley
Vinson & Elkins LLP
2001 Ross Avenue, Suite 3700
Dallas, Texas 75201
(214) 220-7700

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

This statement is filed in connection with (check the appropriate box):

☒ a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14(C) or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐ b.	The filing of a registration statement under the Securities Act of 1933.
☐ c.	A tender offer.
☐ d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies ☒.

        Check the following box if the filing is a final amendment reporting the results of the transaction: ☐.

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$16,800	$3.36

The filing fee was determined based on the product of: (a) the estimated 8,000 shares of common stock proposed to be acquired from stockholders in the transaction to which this Schedule 13E-3 relates; and (b) the consideration of $2.10 per share of common stock (the "aggregate value"). The amount required to be paid with the filing of this Schedule 13E-3 equals one-fiftieth of one percent times the aggregate value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

INTRODUCTION

        This Rule 13e-3 Transaction Statement on Schedule 13E-3 ("Schedule 13E-3") is being filed by Ergo Science Corporation, a Delaware corporation (the "Company"), and William T. Comfort III pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and Rule 13e-3 promulgated thereunder, concurrently with the filing of a preliminary proxy statement pursuant to Regulation 14A under the Exchange Act, which is referred to herein as the Proxy Statement. The information contained in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated herein by reference. As of the date of this Schedule 13E-3, the Proxy Statement is in preliminary form and is subject to completion or amendment.

Item 1. Summary Term Sheet.

        The information set forth in the Proxy Statement under "Summary Term Sheet" is incorporated herein by reference.

Item 2. Subject Company Information.

(a)
Name and Address. The name of the subject company is Ergo Science Corporation. The address of the principal executive offices of the Company is 790 Turnpike Street, North Andover, Massachusetts 01845. The telephone number of the Company is 978-688-8833.

(b)
Securities. The information set forth in the Proxy Statement under "Market for Common Stock and Related Stockholder Matters" is incorporated herein by reference.

(c)
Trading, Market and Prices. The information set forth in the Proxy Statement under "Market for Common Stock and Related Stockholder Matters" is incorporated herein by reference.

(d)
Dividends. The information set forth in the Proxy Statement under "Market for Common Stock and Related Stockholder Matters" is incorporated herein by reference.

(e)
Prior Public Offerings. The Company has not made an underwritten public offering of the Common Stock for cash during the three years preceding the date of the filing of this Schedule 13E-3.

(f)
Prior Stock Purchases. The Company has not purchased any Common Stock during the two years preceding the date of the filing of this Schedule 13E-3.

Item 3. Identity and Background of Filing Person.

(a)
Name and Address. The business address and business telephone number of the Company, which is both the subject company and a filing person, are set forth in Item 2(a) above.

        The executive officers and directors of the Company are set forth below.

Executive Officers
Charles E. Finelli, President, Chief Executive Officer and Secretary
Ling S. Kwok, Vice President, Business Development

Board of Directors
Charles E. Finelli, Chairman
Ling S. Kwok
William T. Comfort III
Robin P. Dummett

        The address of each executive officer and director of the Company is c/o Ergo Science Corporation, 790 Turnpike Street, North Andover, Massachusetts 01845 and the telephone number is 978-688-8833.

(b)
Business and Background of Entities Other than the Company. Not Applicable.

(c)
Business and Background of Natural Persons. The information set forth in Item 3(a) above is incorporated herein by reference. The information set forth in the Proxy Statement under "Directors and Executive Officers of the Company" is incorporated herein by reference.

        During the last five years, neither the Company nor, to its knowledge, any of the Company's directors or executive officers have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws. All of the Company's directors and executive officers are United States citizens other than Mr. Dummett, who is a citizen of the United Kingdom.

Item 4. Terms of the Transaction.

(a)
Material Terms. The information set forth in the Proxy Statement under "Summary Term Sheet," "The Special Meeting" and "Special Factors" is incorporated herein by reference.

(b)
Different Terms. Not applicable.

(c)
Appraisal Rights. The information set forth in the Proxy Statement under "Special Factors—No Appraisal or Dissenters' Rights" is incorporated herein by reference.

(d)
Provisions for Unaffiliated Security Holders. No provision has been made to grant unaffiliated security holders access to the Company's corporate files or to obtain counsel or appraisal services at the Company's expense.

(e)
Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transaction, Negotiations and Agreements.

(a)
Transactions. Not Applicable.

(b)
Significant Corporate Events. Not applicable.

(c)
Negotiations or Contacts. Not applicable.

(d)
Agreements Involving the Subject Company's Securities. Pursuant to the terms and conditions set forth in that certain Purchase Agreement (the "Purchase Agreement"), dated October 16, 2006, by and between the Company and William T. Comfort III, a stockholder and director of the Company, Mr. Comfort has agreed to purchase the shares to be converted into the right to receive cash in the transaction at a purchase price of $2.10 per pre-split share. The information set forth in the Proxy Statement under "Summary Term Sheet—Exchange of Certificates; Payment of Cash Consideration" and "Market for Common Stock and Related Stockholder Matters" is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)
Use of Securities Acquired. Pursuant to the Purchase Agreement, Mr. Comfort will purchase the shares to be converted into the right to receive cash in the transaction at a purchase price of $2.10 per pre-split share. The information contained in the sections of the Proxy Statement entitled "Summary Term Sheet—Exchange of Certificates; Payment of Cash Consideration" and "Special Factors—Conduct of the Company's Business after the Transaction" is incorporated herein by reference.

(b)
Plans.
(1)
None.

(2)
The information set forth in the Proxy Statement under "Special Factors—Asset Disposition Plan" is incorporated herein by reference.

(3)
None.

(4)
None.

(5)
None.

(6)
The information set forth in the Proxy Statement under "Summary Term Sheet," "Special Factors—Purpose and Reasons for the Transaction" and "Special Factors—Certain Effects of the Transaction" is incorporated herein by reference.

(7)
The information set forth in the Proxy Statement under "Summary Term Sheet," "Special Factors—Purpose and Reasons for the Transaction" and "Special Factors—Certain Effects of the Transaction" is incorporated herein by reference.

(8)
The information set forth in the Proxy Statement under "Summary Term Sheet," "Special Factors—Purpose and Reasons for the Transaction" and "Special Factors—Certain Effects of the Transaction" is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

(a)
Purposes. The information set forth in the Proxy Statement under "Summary Term Sheet," "Special Factors—Background of the Transaction" and "Special Factors—Purposes and Reasons for the Transaction" is incorporated herein by reference.

(b)
Alternatives. The information set forth in the Proxy Statement under "Special Factors—Background of the Transaction" and "Special Factors—Alternatives Considered" is incorporated herein by reference.

(c)
Reasons. The information set forth in the Proxy Statement under "Summary Term Sheet," "Special Factors—Background of the Transaction" and "Special Factors—Purposes and Reasons for the Transaction" is incorporated herein by reference.

(d)
Effects. The information set forth in the Proxy Statement under "Summary Term Sheet," "Summary Financial Information—Summary Pro Forma Financial Information," "Special Factors—Certain Effects of the Transaction," "Special Factors—U.S. Federal Income Tax Consequences," "Special Factors—Conduct of the Company's Business after the Transaction," "Special Factors—Asset Disposition Plan" and "Special Factors—Access to Certain Financial Information After the Transaction" is incorporated herein by reference.

Item 8. Fairness of the Transaction.

(a)
Fairness. The information set forth in the Proxy Statement under "Special Factors—Recommendation of the Non-Purchasing Directors," "Special Factors—Recommendation of the Board of Directors," "Special Factors—Fairness of the Transaction" and "Special Factors—Opinion of the Financial Advisor" is incorporated herein by reference.

(b)
Factors considered in determining fairness. The information set forth in the Proxy Statement under "Special Factors—Recommendation of the Non-Purchasing Directors," "Special Factors—Recommendation of the Board of Directors," "Special Factors—Fairness of the Transaction" and "Special Factors—Opinion of the Financial Advisor" is incorporated herein by reference.

(c)
Approval of Security Holders. The Transaction is not structured so that approval of at least a majority of unaffiliated security holders is required.

(d)
Unaffiliated representative. A majority of directors who are not employees of the Company have not retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Rule 13e-3 transaction and/or preparing a report concerning the fairness of the transaction. The information set forth in the Proxy Statement under "Special Factors—Recommendation of the Non-Purchasing Directors," "Special Factors—Recommendation of the Board of Directors," "Special Factors—Fairness of the Transaction" and "Special Factors—Opinion of the Financial Advisor" is incorporated herein by reference.

(e)
Approval of Directors. The information set forth in the Proxy Statement under "Special Factors—Recommendation of the Non-Purchasing Directors" and "Special Factors—Recommendation of the Board of Directors" is incorporated herein by reference.

(f)
Other offers. Not Applicable.

Item 9. Reports, Opinions, Appraisals and Certain Negotiations.

(a)
Report, Opinion or Appraisals. The information set forth in the Proxy Statement under "Special Factors—Opinion of the Financial Advisor" is incorporated herein by reference.

(b)
Preparer and Summary of the Report. The information set forth in the Proxy Statement under "Special Factors—Background of the Transaction," "Special Factors—Recommendation of the Non-Purchasing Directors" and "Special Factors—Opinion of the Financial Advisor" is incorporated herein by reference.

(c)
Availability of Documents. The information set forth in the Proxy Statement under "Special Factors—Opinion of the Financial Advisor" and "Where You Can Find More Information" is incorporated herein by reference. In addition, the full text of the opinion of the financial advisor to the board of directors was attached as Appendix C to the Proxy Statement and is incorporated by reference herein as Exhibit 16(c). The opinion prepared by the financial advisor will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested stockholder or representative of a stockholder designated in writing.

Item 10. Source and Amounts of Funds or Other Consideration.

(a)
Source of funds. The information set forth in the Proxy Statement under "Special Factors—Source of Funds and Financing of the Transaction" is incorporated herein by reference.

(b)
Conditions. Not applicable.

(c)
Expenses. The information set forth in the Proxy Statement under "Special Factors—Source of Funds and Financing of the Transaction" is incorporated herein by reference.

(d)
Borrowed Funds. Not applicable.

Item 11. Interest in Securities of the Subject Company.

(a)
Securities Ownership. The information set forth in the Proxy Statement under "Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference. As applicable, the address for any person required to provide such information pursuant to this Item 11 is c/o Ergo Science Corporation, 790 Turnpike Street, North Andover, Massachusetts 01845.

(b)
Securities Transactions. The information set forth in the Proxy Statement under "Market for Common Stock and Related Stockholder Matters" is incorporated herein by reference.

Item 12. The Solicitation or Recommendation.

(a)
Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under "Summary Term Sheet—Vote Required," "The Special Meeting—Vote Required" and "Special Factors—Purpose and Reasons for the Transaction" incorporated herein by reference.

(b)
Recommendations of Others. The information set forth in the Proxy Statement under "Special Factors—Recommendation of the Non-Purchasing Directors," "Special Factors—Recommendation of the Board of Directors" and "Special Factors—Purpose and Reasons for the Transaction" is incorporated herein by reference.

Item 13. Financial Information.

(a)
Financial Information. The audited financial statements contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2005, and the unaudited financial statements contained in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2006 are incorporated herein by reference. The information in the Proxy Statement referred to in "Summary Financial Information—Summary Historical Financial Information," "Documents Incorporated by Reference," and "Where You Can Find More Information" is incorporated herein by reference.

(b)
Pro Forma Information. In accordance with the rules of Regulation S-X of the Exchange Act, the Company has not included pro-forma financial information to show the effects of (1) the estimated transaction costs to be incurred in connection with the transaction or (2) the estimated cost savings as a result of ceasing to be an SEC reporting company. No pro-forma financial information is included because the number of outstanding shares of common stock of the Company will not change and under Regulation S-X of the Exchange Act, we cannot include pro-forma information regarding the expenses to be incurred in connection with the transaction or the cash savings expected to occur as a result of ceasing to be an SEC reporting company. The information set forth in the Proxy Statement under "Summary Financial Information—Summary Pro Forma Financial Information" is incorporated herein by reference.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

(a)
Solicitations or Recommendations. The Company has retained Georgeson Inc. to solicit proxies on its behalf in connection with the transaction at a cost of $6,000 plus out of pocket expenses. The information set forth in the Proxy Statement under "Cost of Solicitation of Proxies" is incorporated herein by reference.

(b)
Employees and Corporate Assets. The Company has retained Georgeson Inc. to solicit proxies on its behalf in connection with the transaction at a cost of $6,000 plus out of pocket expenses. The information set forth in the Proxy Statement under "Special Factors—Source of Funds and Financing of the Transaction" and "Cost of Solicitation of Proxies" is incorporated herein by reference.

Item 15. Additional Information.

(a)
Other Material Information. The information contained in the Proxy Statement, including all appendices attached thereto, is incorporated herein by reference.

Item 16. Exhibits.

(a)
Preliminary Proxy Statement on Schedule 14A, as filed with the Securities and Exchange Commission on October 18, 2006, is incorporated herein by reference.

(b)
Not applicable.

(c)
Opinion of Slusser Associates, Inc. to the board of directors dated October 10, 2006 (Appendix C to the Proxy Statement on Schedule 14A, as filed with the Securities and Exchange Commission on October 18, 2006), is incorporated herein by reference.

(d)
Purchase Agreement, dated October 16, 2006, by and between William T. Comfort III and the Company (Appendix D to the Proxy Statement on Schedule 14A, as filed with the Securities and Exchange Commission on October 18, 2006), is incorporated herein by reference.

(f)
Not applicable.

(g)
Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Date: October 18, 2006

ERGO SCIENCE CORPORATION
By:	/s/ CHARLES E. FINELLI Charles E. Finelli Chief Executive Officer
By:	/s/ WILLIAM T. COMFORT III William T. Comfort III

EXHIBIT INDEX

Exhibit Number	Description
(a)	Preliminary Proxy Statement on Schedule 14A, as filed with the Securities and Exchange Commission on October 18, 2006, is incorporated herein by reference.
(b)	Not applicable.
(c)	Opinion of Slusser Associates, Inc. to the board of directors dated October 10, 2006 (Appendix C to the Proxy Statement on Schedule 14A, as filed with the Securities and Exchange Commission on October 18, 2006), is incorporated herein by reference.
(d)	Purchase Agreement, dated October 16, 2006, by and between William T. Comfort III and the Company (Appendix D to the Proxy Statement on Schedule 14A, as filed with the Securities and Exchange Commission on October 18, 2006), is incorporated herein by reference.
(f)	Not applicable.
(g)	Not applicable.

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CALCULATION OF FILING FEE
INTRODUCTION
SIGNATURE
EXHIBIT INDEX